Exhibit 21

Description of Subsidiaries

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of registered/paid up share capital	Effective interest held

United Warehouse Management Corp. (“UWMC”)	British Virgin Islands	Investment holding	50,000 ordinary shares at par value of US$1 each	100%

KSK Logistics Limited (“KSK”)	Hong Kong	Provision of logistic services	1 ordinary share for HK$1	100%

Propose Enterprise Limited (“PEL”)	Hong Kong	Provision of financing services	100 ordinary shares for HK$100	100%

United Warehouse Management Limited (“UWML”)	Hong Kong	Provision of warehousing and support activities for transportation	10,000 ordinary shares for HK$10,000	100%